UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Lord Abbett Credit Opportunities Fund

Address of Principal Business Office:
90 Hudson Street
Jersey City, New Jersey 07302-3973

Telephone Number: (888) 522-2388

Name and address of agent for service of process:
John T. Fitzgerald
c/o Lord, Abbett & Co. LLC
90 Hudson Street
Jersey City, New Jersey 07302-3973

With copies to:
Bryan Chegwidden
Ropes & Gray LLP
1211 Avenue of the Americas New York, NY 10036-8704

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Jersey City and the State of New Jersey on the 28th day of September, 2018.

Lord Abbett Credit Opportunities Fund

		By:	/s/ Douglas B. Sieg
Name: Douglas B. Sieg
Title: President and Chief Executive Officer

Attest:	/s/ John T. Fitzgerald
Name: John T. Fitzgerald
Title: Vice President and Assistant Secretary